May 13, 2019

Paul Saleh
President and Chief Executive Officer
CRA International, Inc.
200 Clarendon Street
Boston
MA 02116-5092

       Re: CRA International, Inc.
           Form 10-K for Fiscal Year Ended December 29, 2018
           Filed February 28, 2019
           Form 10-Q for Fiscal Quarter Ended March 30, 2019
           Filed May 2, 2019
           File No. 000-24049

Dear Mr. Saleh:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 8-K Filed May 2, 2019

Exhibit 99.1
Unaudited Condensed Consolidated Statements of Operations Including a Reconciliation to Non-
GAAP Results
For the Quarter Ended March 30, 2019 Compared to the Quarter Ended March 31, 2018, page 6

1. We note your presentation of full non-GAAP income statements in your earnings release.
      Your presentation does not appear in compliance with Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (updated April 4 ,
      2018) and Item 10(e)(1)(i)(A) of Regulation S-K which precludes presenting a full non-
      GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures since it places undue prominence on the non-GAAP measures and may give the impression that the non-GAAP income statement is a
 Paul Saleh
CRA International, Inc.
May 13, 2019
Page 2
         comprehensive basis of accounting. Please confirm that you will not present full non-
         GAAP income statements in future earnings releases filed under Form 8-K and related exhibits therein.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Joseph
Cascarano, Senior Staff Accountant, at (202) 551-3365 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNamePaul Saleh                                 Sincerely,
Comapany NameCRA International, Inc.
                                                             Division of
Corporation Finance
May 13, 2019 Page 2                                          Office of
Telecommunications
FirstName LastName